UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, June 7, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Hand Delivery

Re:	Material Event regarding LAN Cargo S.A., a subsidiary

Dear Commissioner:

According to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30, under due authority of the Board of Directors of LAN Airlines S.A. (“LAN”), Securities Registration 306, I hereby disclose the following MATERIAL EVENT:

1.
It was disclosed on January 21, 2009 that two subsidiaries of Lan Airlines S.A., Lan Cargo S.A. (“Lan Cargo”) and Aerolinhas Brasileiras S.A. (“ABSA”), signed a Plea Agreement with the U.S. Department of Justice as a result of the investigation indicated in such disclosure.  To date, 19 airlines have made a plea agreement with the U.S. Department of Justice because of that investigation.

2.
As a result of such investigation, a class action was filed in the United States against 42 airlines, among them Lan Airlines, S.A., Lan Cargo and ABSA, which was and is being properly disclosed in our financial statements.

3.
Thus far to date, ten airlines have reached a settlement agreement with the parties suing the airlines that were investigated (the “Plaintiffs”):  Lufthansa, Japan Airlines, American Airlines, Air France-KLM, SAS, All Nippon Airways, Cargolux, Qantas, Thai Airways and British Airways, that total an aggregate of US$367,912,000.

4.
On June 6, 2011, the Boards of Lan Airlines S.A. and its subsidiaries Lan Cargo and ABSA approved a settlement agreement with the Plaintiffs under which the class action that they filed against our subsidiaries, being heard by the United States District Court of the Eastern District of New York, will be terminated.

5.	Once this settlement agreement is approved by the United States District Court for the Eastern District of New York, that court will terminate this class action.

Under this settlement, Lan Cargo agrees to pay an indemnity of US$59.7 million and ABSA a total final indemnity of US$6.3 million, making the total payable by our subsidiaries US$66 million.  A fund of US$150,000 will also be set up in favor of the Plaintiffs.

This amount will be paid no later than June 14, 2011.  As indicated above, these class actions were properly disclosed in our financial statements and we do not believe that they will have a material impact on the company’s cash flow.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel